

02034056

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Leeward Capital Corp

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3640 FISCAL YEAR 12-15-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 5/16/02

LEEWARD CAPITAL CORP.

Annual Report
for the fiscal year
ended
December 15, 2001

LEEWARD CAPITAL CORP.

Head Office	Directors
#4, 1922 – 9th Avenue SE Calgary, Alberta T2G 0V2 tel. (403) 265-4077 fax (403) 265-6410	James W. Davis - Calgary, AB J. Rupert Allan - Vancouver, BC Fred T. Lewicki - Calgary, AB Roger D. Morton = Edmonton, AB
Registered Office #1040, 999 West Hastings Vancouver, BC V6C 2W2	**Officers** President - James W. Davis Secretary - Elizabeth Barnett
Auditors BDO Dunwoody LLP #1500, 800 – 6th Avenue SW Calgary, Alberta T2P 3G3	**Legal Counsel** William S. Osler / Bennett Jones LLP #4500, 855 – 2nd Street SW Calgary, Alberta T2P 4K7
Transfer Agent Computershare Investor Services #600, 530 – 8th Avenue SW Calgary, Alberta T2P 3S8	**Listing:** Canadian Venture Exchange **Symbol:** LWC **Type:** Venture Company
Capitalization: authorized: • 100,000,000 common shares • 20,000,000 preferred shares	**Issued and outstanding** • 19,494,054 common shares

SEC exemption: 12g3-2(b) #82,3640

web page: http://www.leewardcapital.com
also see: http://www.amber-gems.com

e-mail: president@leewardcapital.com

LEEWARD CAPITAL CORP.

2001 Exploration Highlights and Operations

Pistol Lake, Nunavut

The two claims that constituted the Pistol Lake gold property were taken to lease in 2001. Due to a change in corporate management and philosophy at Qikiqtaaluk Corporation, the option on the Pistol Lake property was terminated. The property is now owned 85% directly by Leeward Capital with the remaining 15% held by Mr. Fred T. Lewicki, one of the directors of Leeward. Under an agreement between the parties, the remaining15% interest can be purchased for a fixed price.

During the course of completing the legal survey of the property, a new zone was identified on the property south of the known gold-bearing iron formation zones previously recognized. Preliminary geochemical analysis of rock samplings from this zone returned anomalous gold results.

Future exploration of this property will consist of detailed structural analysis and additional diamond drilling. The objective of the structural study is to project the location and direction of fold closures on the known iron formation gold zones. It is anticipated that along the axial trend of these folds, the thickness of the gold zones will increase significantly. Diamond drilling will then be untaken to test the projected targets.

Given the firming of the gold market, Leeward should be in the position to raise significant exploration funds by the fall of 2002. A major exploration program can then be carried in the summer of 2003.

Hidden Lake, Northwest Territories

The Hidden Lake Property remains under option to Ashton Mining of Canada. Leeward's interest in these diamond claims remains at 25%.

Mossy Lake, Saskatchewan

Exploration was carried out on theMossy claim and four additional claims were staked in east-central Saskatchewan in 2001. The "Mossy Lake" project was optioned to Rhonda Corporation in May 2001. Under the terms of this agreement Rhonda is required to expend at total of $250,000 in exploration to earn a 51% interest in these properties. Initial exploration completed in late summer consisted of ground geophysical surveys designed to locate kimberlite diatremes on these claims and other target areas identified in the region.

Based on the results from these surveys, a preliminary diamond drilling program was completed in March 2002 subsequent to year end.

Amber Project, Myanmar

Leeward Capital began commercial sales of burmite or Burmese amber in June 2001. A total of approximately 500 kilograms of rough amber was delivered at that time. The company sold both rough amber for jewellery purposes and insect inclusions since that time. Total sale by year-end amounted to $46,480 as compared to $37,500 reported for the previous year. Overall sales have improved substantially subsequent to year-end.

In 2002, we anticipate maintaining the current level of production of amber at 500 kilograms per year. Burmite is becoming established as premium amber due to its superb polishing characteristics and the Cretaceous age for the insect inclusions.

Future Outlook

If the recent improvement in the gold price is sustained, then the drought in the junior mining market will end. This impacts directly on Leeward's ability to fund future exploration for diamonds and gold. Our amber project is developing steadily and should generate a cash flow that will provide operating capital to the company.

Management's Responsibility

The management of Leeward Capital is responsible for the integrity and objectivity of information contained in this annual report to shareholders. The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in Canada and accurately reflects the financial position of the company.

On Behalf of the Board of Directors
of Leeward Capital Corp.

<signed James W. Davis>

James W. Davis

Leeward Capital Corp.
Financial Statements
For the years ended
December 15, 2001 and 2000

Contents





BDO Dunwoody LLP
Chartered Accountants
and Consultants

1500, 800 – 6 Avenue S.W.
Calgary, Alberta Canada T2P 3G3
Telephone: (403) 266-5608
Fax: (403) 233-7833

Auditors' Report

To the Shareholders of
Leeward Capital Corp.

We have audited the balance sheets of Leeward Capital Corp. (a development stage corporation) as at December 15, 2001 and 2000 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 15, 2001 and 2000 and the results of its operations and its cash flows for the years then ended, in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

BDO Dunwoody LLP

Chartered Accountants

Calgary, Alberta
March 19, 2002

Leeward Capital Corp.
(a development stage corporation)
Balance Sheets

As at December 15		2001		2000
Assets				
Current				
Cash	$	**8,865**	$	2,409
Accounts receivable		**2,342**		1,585
Prepaid expenses and advances		**19,147**		9,485
		30,354		13,479
Capital assets (Note 4)		**3,196**		-
Mineral properties and deferred costs (Schedule)		**290,490**		392,631
	$	**324,040**	$	406,110

		2001		2000
Liabilities and Shareholders' Equity				
Current				
Accounts payable	$	**50,572**	$	83,045
Unearned revenue		**23,364**		-
		73,936		83,045
Advances from related parties (Note 5)		**10,000**		10,500
		83,936		93,545
Share capital (Note 6)		**6,044,849**		6,029,849
Deficit, accumulated during the development stage		**(5,804,745)**		(5,717,284)
		240,104		312,565
	$	**324,040**	$	406,110

Approved on behalf of the Board:

Signed *"James W. Davis"*
James W. Davis, Director

Signed *"J. Rupert Allen"*
J. Rupert Allan, Director

The accompanying notes are an integral part of these financial statements


BDO

Leeward Capital Corp.
(a development stage corporation)
Statements of Operations and Deficit

For the years ended December 15	2001	2000
Income		
Sales	$ 23,117	$ 37,382
Expenses		
Amortization	799	-
Bank charges and interest	1,297	1,948
Business promotion	322	432
Consulting	6,325	15,977
Mineral properties abandoned	312	-
Office	4,414	2,744
Professional fees	12,074	10,685
Project costs	55,522	51,432
Rent	2,400	4,600
Secretarial	3,908	4,330
Telephone and utilities	851	2,160
Transfer agent and listing fees	22,354	24,425
	110,578	118,733
Loss before other items	(87,461)	(81,351)
Other item		
Other income	-	3,029
Net loss for the year	(87,461)	(78,322)
Deficit, beginning of year	(5,717,284)	(5,638,962)
Deficit, end of year	$ (5,804,745)	$ (5,717,284)
Loss per share	$ (0.004)	$ (0.004)

The accompanying notes are an integral part of these financial statements


BDO

Leeward Capital Corp.
(a development stage corporation)
Statements of Cash Flows

For the years ended December 15	2001	2000
Cash flows from operating activities		
Net loss for the year	$ (87,461)	$ (78,322)
Adjustment for:		
Amortization	799	-
Mineral property abandoned	312	
	(86,350)	(78,322)
Changes in non-cash working capital balances		
Accounts receivable	(757)	2,005
Prepaid expenses and advances	(9,662)	(8,881)
Unearned revenue	23,364	-
Accounts payable	(32,473)	37,860
	(105,878)	(47,338)
Cash flows from financing activities		
Advance from related parties	(500)	500
Issue of shares, net	15,000	-
	14,500	500
Cash flows from investing activities		
Purchase of mineral properties and exploration thereon	(1,027)	(5,452)
Refund of bond on mineral properties	2,856	-
Purchase of capital assets	(3,995)	-
Option on mineral properties	100,000	50,000
	97,834	44,548
Increase (decrease) in cash	6,456	(2,290)
Cash, beginning of year	2,409	4,699
Cash, end of year	$ 8,865	$ 2,409

The accompanying notes are an integral part of these financial statements


BDO

1. Nature of Operations

The Company, directly and through joint ventures, is in the process of exploring and investigating mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The Company is in the development stage.

The recoverability of amounts shown for mineral properties is dependent upon the formal acquisition and approval to mine properties, the subsequent discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, future profitable production or proceeds from the disposition of mineral properties, and the Company's ability to complete its obligations and obtain the necessary approvals at each stage of exploration and development of its properties.

2. Going Concern

The accompanying financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. As at the date of issue of these financial statements, the Company is in a deficit position from accumulated operating losses and was experiencing a negative cash flow from ongoing operations, and therefore, its ability to meet future commitments on mining properties is not assured.

Continuation of the Company as a going concern is dependent upon obtaining additional capital. The financial statements do not include any adjustments relating to the realization of assets and liquidation of liabilities that might be necessary should the Company be unable to continue as a going concern.

Although successful resolution of these uncertainties is not assured, management is of the opinion that additional capital can be raised.

3. Significant Accounting Policies

The financial statements of the Corporation have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared using careful judgment with reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Mineral properties and deferred costs
Costs of acquisition and development of mineral properties are capitalized on an area-of-interest basis. General and administrative costs are charged to expense in the year incurred. Amortization of these costs will be on a unit-of-production basis, based on estimated proven reserves of minerals of the areas, should such reserves be found. Properties are abandoned either when the lease expires or when management determines that no further work will be performed on the property since it has no value to the Company. When significant properties in an area of interest are abandoned, the costs related thereto are charged to income of a pro-rata basis to the total costs to date included in the area, in the year of abandonment. The proceeds received from a partial disposition or an option payment are credited against the costs.


BDO

3. Significant Accounting Policies - continued

(b) Flow through shares

When the Company issues flow-through shares, they record 100% of the mining exploration costs in their records. The shares issued are recorded at their purchase price. When the funds received are spent, the tax benefits arising from the transaction are transferred to the holders of the flow-through shares and these tax benefits will be disclosed at the time the sale of the flow through share occurs. There have not been any flow-through shares issued since the policy was adopted.

(c) Joint ventures

Certain of the Company's exploration and development activities are conducted through joint ventures. The accounts reflect only the Company's proportionate interest in such activities.

(d) Foreign currency

Foreign currency accounts of the Company are translated into Canadian funds as follows:

i. Monetary assets and liabilities are translated at year-end exchange rates.

ii. Non-monetary items are translated at historic exchange rates prevailing at the date of acquisition.

iii. Revenue and expense items are translated at the average exchange rate for the year. Realized and unrealized foreign exchange gains and losses are included in operations except for unrealized gains or losses on long-term debt, which are deferred and amortized on a straight-line basis over the remaining term of the debt.

(e) Financial instruments

The Company has various financial instruments. Unless otherwise indicated, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

(f) Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

For mineral properties on which licenses have either expired or are being applied for, the Company's management assesses the likelihood of obtaining the required license approvals based on completing commitments, past experiences, and other factors. Costs are continued to be deferred if it is likely that the license will be granted. In the event that the license is not renewed or granted, the related costs on the property will be written off in the period that the Company receives confirmation of the same.



3. Significant Accounting Policies – continued

(g) Stock-based compensation plan
The Company has a stock-based compensation plan, as described in Note 6(d). No compensation expense is recognized for this plan when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled will be charged to retained earnings.

4. Capital Assets

		2001		2000
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Computer hardware	$ 3,995	$ 799	$ 3,196	$ -

5. Advances From Related Parties

Amounts are advanced by directors of the Company. These advance are unsecured, and non-interest bearing. The Company intends to settle these advances through issuing shares of the Company or cash settlement.

6. Share Capital

(a) Authorized:
100,000,000 common shares
10,000,000 preferred shares without par value



BDO

6. Share Capital - continued

(b) Issued and outstanding:

	2001		2000	
	Number	Amount	Number	Amount
Balance, beginning of year	19,344,054	$ 6,029,849	17,744,054	$ 5,869,465
Escrow shares issued for cash				
Issued for cash				
Public offering				
Issued for cash via exercise of director's options	150,000	15,000		
Issued for cash via exercise of employee options				
Issued for cash through private placement				
Shares issued for acquisition of property				
Flow through shares issued through private placement				
Shares issued for option payment				
Shares issued as finder's fees				
Shares issued in settlement of debt			* 1,600,000	160,384
Shares issued via exercise of warrants				
Share issue costs				
Balance, end of year	19,494,054	$ 6,044,849	19,344,054	$ 6,029,849

*These shares were issued to a company controlled by a director of the Company to settle outstanding debt of $160,384.

(c) <u>Outstanding warrants</u>

i) By subscription agreements dated from May 26 – 31, 1999, the Company issued 800,000 common shares at a price of $0.10, with share purchase warrants attached to purchased 800,000 common shares at a price of $0.15 per share, exercisable for two years from the subscription date. $50,000 of the cash was received in 1998 and was treated as deferred share subscriptions. As such this amount was treated as a non cash transaction in 1999. These warrants expired May 26, 2001, May 31, 2001 and June 2, 2001.


BDO

6. Share Capital - continued

(d) Incentive stock options

The Company has granted incentive stock options to directors and employees of the Company to purchase shares exercisable up to dates ranging from April 4, 2001 to March 31, 2003:

Balance December 15, 1998	1,100,000
Granted	425,000
Expired	(50,000)
Balance December 15, 1999	1,475,000
Granted	-
Expired	(550,000)
Balance December 15, 2000	925,000
Granted	150,000
Expired	(400,000)
Exercised	(150,000)
Balance December 15, 2001	525,000

The outstanding options are exercisable at a price of $0.10 per share.

Stock options are fully vested at the date of issuance.

7. Related Party Transactions

The Company paid rent of $2,400 (2000 – $4,600) and secretarial services of $3,908 (2,000 - $4,330) to a company controlled by a director. The Company also paid $6,325 (2000 - $nil) to this same company for administrative services of a director. In addition, the Company reimbursed $nil (2000 - $nil) for mineral property acquisition and exploration thereon to the same company. Included in accounts payable is a balance of $46,564 (2000 - $61,539) due to this same company.

During the year the Company paid $nil (2000 – $15,977) in consulting fees to a company controlled by a director.

All related party transactions are transacted at management's best estimate of market value and are recorded at their exchange amounts which approximate carrying values.

8. Income Taxes

Under Canadian Income Tax law, development and exploration expenditures are subject to certain restrictions in deductibility. The Company has total expenditures of approximately $4,196,000 (2000 - $4,297,000) available at December 15, 2001, to be carried forward to reduce future taxable income. The effective tax rate for the Company is at NIL as tax recoveries are not recorded.

The Company has net capital losses of approximately $184,000 (2000 - $181,000) and non-capital losses of $236,000 (2000 - $149,000) available for income tax purposes to reduce taxable incomes of future years. The losses expire at varying dates up to 2008. The potential income tax benefits resulting from these losses have not been recognized in the financial statements since their ultimate utilization is uncertain.


BDO

9. Financial Instruments

As disclosed in Note 3(e), the company holds various forms of financial instruments. The nature of these instruments and the Company's operations exposes the Company to foreign currency risk. The Company manages its exposure to this risk by operating in a manner that minimizes its exposure to the extent practical.

Foreign currency rate risk management

A significant portion of the Company's operations was located in Myanmar in 1997, and accordingly, the related financial assets and liabilities were subject to fluctuations in exchange rates. The Company does not have any exposure to highly inflationary foreign currencies. The Company manages its exposure to foreign currency fluctuations by maintaining foreign currency receivables to offset foreign currency payables. In addition, the Company denominates its commitments and contracts in US dollar equivalents.

10. Subsequent Events

(a) On December 27, 2001, the company, subject to CDNX approval, undertook a private placement of 1,050,000 units at a price of $0.05 per unit. Each unit will consist of one (1) common share and one (1) share purchase warrant. Each warrant will entitle the holder to purchase a previously unissued common share at a price of $0.10 per share for a period of one (1) year. All shares issued will be subject to a hold period of one year from the date of the agreement. The private placement closed February 12, 2002. After issuance of these units, there are 20,544,054 issued and outstanding shares and 1,050,000 share purchase warrants.

(b) On January 11, 2002, the company, subject to CDNX approval, granted incentive stock options to the President and Director, of 250,000 common shares at an exercise price of $0.10; the option will expire on January 11, 2005. After approval there will be 775,000 options outstanding.


BDO

December 15, 2001 and 2000

	Dec.15/00	Expenditures	Options/ Disposals	Abandoned	Dec.15/01
Pistol Lake, NWT					
Acquisition	$ (266)	$ -	$ (102,855)	$ -	(103,121)
Exploration	67,840	837	-	-	68,677
Dubawnt Lake, NWT					
Acquisition	164,888	-	-	-	164,888
Exploration	87,432	-	-	-	87,432
Hidden Lake, NWT					
Acquisition	3,496	-	-	(312)	3184
Exploration	-	-	-	-	-
Mossy River, Sask.					
Acquisition	4,045	190	-	-	4,235
Exploration	65,195	-	-	-	65,195
	$392,630	$ 1,027	$(102,855)	$ (312)	$290,490

During the year ended December 15, 2000, total expenditures for mineral properties were $5,452, option payments received were $50,000, and abandonments were $NIL.

The option payments relate to an option agreement pursuant to the terms of which the option holder agreed to , in addition to making option payments totaling $150,000, expend $2,000,000 on the Pistol Lake property over a period of three years. This would entitle the holder to a 51% interest in the property. The other party did make their option payments but failed to complete the required level of expenditures so the option was withdrawn and the Company continues to retain 100% ownership of the property.


BDO

Property	Commodity	Gross Hectares	Leeward's Interest	Joint Venture Partners
		NORTHWEST TERRITORIES		
Dubawnt Lake area	diamonds			
2 claims		2,048	100%	
Hidden Lake Project	diamonds			Winslow / Northwind / Pure Gold
2 claims		1,961	25%	(under option to Ashton Mining)
Pistol Lake Project	gold			
1 lease		663	85%	15% F. Lewicki
		SASKATCHEWAN		
Mossy River Project	diamonds			
5 claims		302	100%	
		4,974 gross hectares		
		3,404 net hectares		


BDO